January 4, 2016
+1 617 526 6000 (t)
+1 617 526 5000 (f)
BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Editas Medicine, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Editas Medicine, Inc. (the “Company”) is a Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $100,000,000 of Common Stock of the Company.

This filing is being effected by direct transmission to the Commission’s EDGAR System.  On January 4, 2016, in anticipation of this filing, the Company caused the filing fee of $10,070 to be wire transferred to the Commission’s account at US Bank.

The Registration Statement relates to the Company’s initial public offering of securities.  It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Please contact the undersigned at (617) 526-6633 or Jeffries Oliver-Li at (617) 526-6786 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Rosemary G. Reilly

Rosemary Reilly

cc:	Katrine S. Bosley, Editas Medicine, Inc.